WPS, Inc.

525 W. Allen Ave.
Unit 9
San Dimas, CA 91773
(909) 599-9415

January 14, 2011

Dieter King, Esq.
United States Securities and Exchange Commission
100 F Street NE
Mailstop 4628
Washington, D.C. 20549-

Re:           WPS, Inc.
Amended Registration Statement on Form S-1A2
Filed December 21, 2010
File No. 333-161454

Dear Mr. King:

Following hereto are our responses to your comment letter dated January 11, 2011.  The questions raised by your comment letter are numbered in the sequence of your comment letter and WPS, Inc. responses follow immediately thereto.  The Registration Statement has been amended accordingly and filed.

*******************************************

General

1.
We note that on November 12, 2009, you filed a quarterly report on Form 10-Q and on March 30, 2010 you filed an annual report on Form 10-K.  As you do not yet have a filing obligation under Section 15(d) of the Securities Exchange Act of 1934, as amended, because your registration statement on Form S-1 is not effective, and since you have not registered your securities under Section 12 of the Securities Exchange Act, we do not understand why you filed these reports.  Please tell us why you filed these reports.  We may have additional comments based on your response.

Response:  The Company was under the mistaken belief that it had to file these reports.  Once the Company learned it did not have to file any reports because it did not have a filing obligation yet, the Company ceased filing.

SEC/King
1/14/11
Page Two

Table of Contents, page 3

2.
We note your response to comment 10 in our letter dated October 23, 2009.  Notwithstanding your response, the table of contents still includes items that comprise part II of the registration statement.  The table of contents should list only the items that comprise the prospectus (i.e., part I of the registration statement).  Please revise the table of contents accordingly

Response:  Your comment is duly noted and the registration statement has been amended accordingly per your written directions in your comment letter of January 11, 2011.

Reports to Security Holders, page 23

3.
We note your response to comment 20 in our letter dated October 23, 2009, as well as your revised disclosure.  Your revised disclosure acknowledges that you would have a reporting obligation under the Securities Exchange Act of 1934, as amended, if your registration statement becomes effective.  This reporting obligation would include an obligation to file quarterly reports for the first three quarters of your fiscal year.  Please refer to Rule 15d-13 under the Securities Exchange Act.  In view of this obligation, your disclosure indicating that management would have discretion as to whether to provide investors with quarterly financial reports appears to be inappropriate.  Please revise your disclosure accordingly.

Response:  Your comment has been duly noted and your guidance gratefully appreciated.  The appropriate revisions have been made.

Change and Disagreements with Accountants, page 27

4.
We note your revised disclosure about the change in your auditor.  In accordance with the requirements of Item 11(i) of Form S-1, please further revise your disclosure to provide all of the information required by Item 304 of Regulation S-K.

Response:  Your comment has been duly noted.  The appropriate revisions have been made in accordance with your guidelines and per our conversation with Dieter King, staff attorney.

Transactions with Related Persons, page 30

5.	Please add to your disclosure the transactions constituting the related party payables set forth in note 4 to your financial statements for the interim period

SEC/King
1/14/11
Page Three

ended September 30, 2010 (see page 38 of the prospectus).  Please refer to the applicable disclosure requirements set forth in Item 404 of Regulation S-K.

Response:   Your comment has been duly noted.  The appropriate revisions have been made in accordance with your guidelines and per our conversation with Dieter King, staff attorney.

Financial Statements, page 42

6.	If your filing does not go effective by February 14, 2011, please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:  Your comment has been duly noted and the Company acknowledges that if its registration statement does not become effective by February 14, 2011 it will be required to update its financial statements.

Outside Back Cover Page of the Prospectus

7.
We note your response to comment 40 in our letter dated October 23, 2009, as well as your revised disclosure.  Please move the dealer prospectus delivery obligation legend from page 3 to the outside back cover page of the prospectus.  Please refer to Item 502(b) of Regulation S-K.

Response:  Your comment has been duly noted and dealer prospectus delivery obligation has been moved accordingly.

Exhibits

8.	Please revise your filing to provide a consent from your prior auditor, Arshad M. Farooq.

Response:  Your comment has been duly noted.  The consent has been added as an exhibit.

It is our hope that the responses in this letter adequately address your concerns and comments.  If any further questions or comments should arise, please feel free to contact me.

Respectfully submitted,

/s/ Guillermo Pina
Guillermo Pina
President